Rocket Fuel Inc. 1900 Seaport Boulevard Pacific Shores Center Redwood City, CA 94063 Phone: 650.517.1300

September 10, 2015
Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:     Morgan Youngwood

Re:    Rocket Fuel Inc.
CIK No. 0001477200
Dear Mr. Youngwood:
Rocket Fuel Inc. (“Rocket Fuel” or the “Company”) submits this letter in response to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relayed to the Company in a telephone call with the undersigned on Wednesday, September 2, 2015 (the “Oral Comment”), regarding the Section 302 certifications filed with the Commission on March 16, 2015 (“Annual Section 302 Certifications”) as exhibits to the Company’s Form 10-K for the fiscal year ending December 31, 2014 (“2014 Annual Report”).
The Staff’s Oral Comment noted that the Annual Section 302 Certifications omitted required language concerning internal control over financial reporting from the introductory paragraph of paragraph 4 and paragraph 4(b). The Staff further directed the Company to file a Form 10-K/A to include corrected Annual Section 302 Certifications pursuant to the applicable rules.
In response, the Company acknowledges that it inadvertently omitted the required internal control over financial reporting language from the introductory paragraph of paragraph 4 and paragraph 4(b) of the Annual Section 302 Certifications and also from the Section 302 certifications filed with the Commission as exhibits to the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 (the “Quarterly Section 302 Certifications”). In accordance with general guidance provided by the Staff’s Regulation S-K compliance and disclosure interpretation 246.13, on September 8, 2015, the Company filed a Form 10-K/A that contained only the cover page, explanatory note, signature page, and corrected Annual Section 302 Certifications. On the same date, the Company also filed a Form 10-Q/A for the quarter ended March 31, 2015 and a Form 10-Q/A for the quarter ended June 30, 2015, in each case that included only the cover page, explanatory note, signature page, and corrected Quarterly Section 302 Certifications.
* * * *
In responding to the Staff’s comment, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to

Securities and Exchange Commission
September 10, 2015

disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the Company’s response to me at 650-517-8884 or jcovington@rocketfuelinc.com.
Sincerely,

/s/ JOANN C. COVINGTON
JoAnn C. Covington
General Counsel
Rocket Fuel Inc.

cc:	Monte Zweben, Rocket Fuel Inc.
David Sankaran, Rocket Fuel Inc.
Rachel B. Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.